October 23, 2006
VIA EDGAR TRANSMISSION
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Freedom Acquisition Holdings, Inc. Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-136248
Dear Mr. Reynolds:
     On behalf of Freedom Acquisition Holdings, Inc., a Delaware corporation (the “Registrant”), we transmitted on September 29, 2006, for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-136248), originally filed with the Commission on August 2, 2006 (the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 1 responded to the comments received from the Commission’s staff (the “Staff”) by letter dated September 16, 2006 (the “Comment Letter”) with respect to the Registration Statement. We hereby revise our response letter dated September 29, 2006, to include page references to the changes reflected in Amendment No. 1.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 1. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1.
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General
1.	Please tell us the factors you considered in determining to value this offering at $300,000,000. Please also tell us the factors you considered when determining that you might need $288,750,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors behind the valuation.

In determining the size of this offering, management held customary organizational meetings with representatives of the underwriters, both prior to inception of the Registrant and thereafter, with respect to the state of capital markets, generally, and the amount the representatives believed they reasonably could raise on behalf of the Registrant. At no time during these organizational meetings and thereafter were potential target businesses or acquisitions discussed. Although neither management nor any of management’s agents, representatives or affiliates has conducted any research or taken any measures, directly or indirectly, to locate or contact a target business, management believes that the net proceeds of this offering together with the proceeds of the co-investment offering, particularly in light of the fact that the Registrant could also utilize a combination of cash and equity and/or debt securities as consideration in a potential acquisition, would be sufficient to enable the Registrant to pursue either “spin-off” transactions with larger, well-established companies (in which our company would acquire a target subsidiary or business division of a seasoned large or mid-cap company) or acquisitions of mid-cap companies with valuations between approximately $500 million and $1.5 billion.
2.	We note that you indicate that your business combination “must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account ... at the time of such business combination.” Prior firm commitment blank checks have required that the business combination be with a target with a fair market value equal to 80% of the company’s net assets (all assets including the trust account funds less liabilities) at the time of the acquisition. Advise us of your reasoning regarding the change in the terms of your business combination and discuss the impact this may have on investors in this offering. Also advise us why the co-investment offering should not be included in the determination of the fair market value for the size of the target acquisition. We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to disclose the reasons for using the balance of the trust account as a basis for measurement instead of net assets and to reflect the fact that the co-investment offering should be included in the determination of the fair market value for the size of the target acquisition. Please refer to pages 3, 10, 12, 17, 24, 29, 33, 44, 45, 46, 48, 55, and 57 of Amendment No. 1, which reflect the revisions.

3.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Prior to the effectiveness of the Registration Statement, the Registrant will provide the Staff with a copy of the NASD letter stating, or arrange for the NASD to advise the Staff by telephone that, it has no objections regarding the underwriting arrangements in this offering.

4.	We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $7.70, or 96.3% of the per unit IPO price of $8.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to reflect the fact that it believes that, based upon its due diligence, its executive officers will be able to satisfy their indemnification obligations. Please refer to pages 16, 18, 50, and 51 of Amendment No. 1, which reflect the revisions.

5.	We note the following language from Article Fifth of your Amended and Restated Certificate of Incorporation: “the following paragraphs A through C shall govern the management of the business and the conduct of the affairs of the Corporation ... during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any Business Combination. In addition ... the affirmative vote of at least 80% in voting power of the then outstanding shares ... shall be required to amend, alter, repeal or adopt any provisions inconsistent with this Article FIFTH.” Please provide us with a legal analysis whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.
Section 242 of the General Corporation Law of the State of Delaware (the “General Corporation Law”) generally requires the vote of both the board of directors and the stockholders to adopt any amendment to the certificate of incorporation of a Delaware corporation. 8 Del. C.§ 242(b). In general, Section 242 of the General Corporation Law requires an amendment to the certificate of incorporation of a Delaware corporation that has been approved and declared advisable by the board of directors of the corporation to be adopted by “a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class...” Id. Section 102(b)(4) of the General Corporation Law, however, permits the stockholder vote required by any provision of the General Corporation Law, including Section 242 of the General Corporation Law, to be increased by charter provision. 8 Del. C. § 102(b)(4). Section 102(b)(4) of the General Corporation Law provides in relevant part as follows: “[T]he certificate of incorporation may also contain any or all of the following matters: ... Provisions requiring for any corporate action, the vote of a larger portion of the stock or of any class or series thereof..., than is required by this chapter...” Id.
In Centaur Partners, IV v. Nat’l Intergroup, Inc., 582 A.2d 923 (Del. 1990), the Delaware Supreme Court upheld a provision of the certificate of incorporation of National Intergroup, Inc. very similar to the second sentence of Article FIFTH of the Amended and Restated Certificate of Incorporation. Article Eighth of the certificate of incorporation of National Intergroup, Inc. at issue in Centaur provided in relevant part as follows: “Notwithstanding any other provisions of this Restated Certificate of Incorporation..., the affirmative vote of the holders of 80% or more of the voting power of the shares of the then outstanding voting stock, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article EIGHTH of this Restated Certificate of Incorporation or any similar provision contained in the By-laws of the Corporation.” Id. at 925 n. 6.
In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. However, the Registrant believes that Article FIFTH is neither a “right” of the common stock nor the warrants in the sense that Article FIFTH applies to the Registrant itself. Such right may only be amended by 80% of the voting power, which may include any other later created and issued series of preferred stock that is permitted to vote together with the common stock. Please refer to pages 11, 12, 17, 49, and 54 of Amendment No. 1, which reflect the revisions.

6.	Margins with full justification impede the readability of the document. Justify the left margins and leave the right margins ragged.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested.

7.	We note that management appears to be affiliated with various private equity funds and investment companies. Please clearly discuss in appropriate places in the registration statement whether Freedom Acquisition may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these private equity funds or investment companies or an affiliate thereof. Also include with that disclosure that the company will obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company’s existing stockholders, officers and directors. We may have further comment.

The Registrant has advised us that it will not acquire an entity that is either a portfolio company of, or has otherwise received a financial investment from, its sponsors or an affiliate thereof. The Registrant has further advised us that neither it nor its officers or directors have given, or will give, any consideration to entering into a business combination with companies affiliated with the Registrant’s founders, officers and directors. Accordingly, in response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 2, 9, 45, and 64 of Amendment No. 1, which reflect the revisions.

8.	We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please confirm, if true, that it is the company’s understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. Your disclosure appears to leave open the possibility that you may structure a transaction in which less than 19.99% would be able to convert. Please revise your registration statement as appropriate. We may have further comment.

The Registrant has advised us that it is its understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert while the business combination goes forward. Accordingly, in response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 13, 16, and 50 of Amendment No. 1, which reflect the revisions.

9.	We note that your initial business combination must be with a business where the aggregate consideration paid by you is at least equal to at least 80% of the balance in the trust account at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company in consideration greater than 80% of the balance in the trust account. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 3, 46, 47, and 48 of Amendment No. 1, which reflect the revisions.

10.	Further discuss in an appropriate place the company’s expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail whether the company intends to ensure that the company’s management and/or directors will be able to maintain their positions with the company post-business combination. Address whether the officers and/or directors will take retaining their positions into consideration in determining which acquisition to pursue.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that officers and directors will not take retaining their positions into consideration in determining which acquisition to pursue. In addition, the Registrant also respectfully calls to the attention of the Staff the existing disclosure in the Registration Statement on this topic in “Risk Factors — The loss of key officers and directors...” on p. 28 and “— Proposed Business — Limited ability to evaluate the target business’ management” on p. 48. Please refer to pages 2, 9, and 45 of Amendment No. 1, which reflect the revisions.
Facing page
11.	It appears that you have not registered the common stock underlying the warrants since they are not listed in the registration fee table. If the company is not registering the common stock underlying the warrants then revise your cover page, risk factor section along with other applicable sections to address that the warrants may not be exercised. We may have further comment.

The Registrant respectfully submits that by their terms, the warrants are not exercisable until the later of one year or upon the consummation of a business combination, at which point, this Registration Statement would be stale as to the issuance of the shares of common stock underlying the warrants. Therefore, the warrants would never be exercised until after a business combination, at which time a new prospectus would be required. The Registrant has advised us that it intends to file a new registration statement with respect to the issuance of the common stock underlying the warrants prior to, in connection with, or promptly after the consummation of the business combination, the prospectus of which will include all relevant and required information with respect to the Registrant at such time. The Registration Statement presently describes the risks that the warrants may only be exercised if there is an effective registration statement in place with respect to the issuance of the underlying shares.

12.	We note that you have not indicated that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415. Please advise.

As noted in the Registrant’s response to Comment 11 above, the Registrant does not believe that this Registration Statement can be used to register the shares of common stock underlying the warrants.
Prospectus Cover Page
13.	Please revise to highlight the legend in the paragraph following your cross-reference to the risk factors section.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to the Prospectus Cover Page of Amendment No. 1, which reflects the revisions.

14.	Provide a discussion, in an appropriate location, as to how the company intends to meet the listing criteria set forth by the AMEX.

The Registrant respectfully submits that it expects to meet all of the qualitative and quantitative requirements of listing on the American Stock Exchange. In addition, the Registrant respectfully submits that disclosure of such is unnecessary in the Registration Statement.
Table of Contents
15.	Move the paragraph above the table of contents that states “you should rely only on the information contained in this prospectus ...” to a location following the risk factors section.

In response to the Staff’s comment, the Registrant has removed the paragraph from the Registration Statement. Please refer to the Table of Contents Page of Amendment No. 1, which reflects the revisions.

16.	We note your statement that “you should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.” Revise to remove the noted statement.

As stated in the Registrant’s response to Comment 15 above, in response to the Staff’s comment, the Registrant has removed the paragraph from the Registration Statement. Please refer to the Table of Contents Page of Amendment No. 1, which reflects the revisions.
Prospectus Summary, page 1
17.	Please move the disclosure addressing Messrs. Franklin and Ashken experience in running public companies to a section later in the prospectus.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested.

18.	Revise to explain the purpose of the co-investment units. Specifically address the timing of the sale of the co-investment units “that will occur immediately prior to our consummation of a business combination”. Specifically address when the transaction will occur in connection with the signing the business combination agreement and the proxy to approve the business combination agreement. We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested.

19.	Revise your summary to address whether you identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates. Specifically address whether or not you have a specific business combination under consideration. If management, the directors, or any affiliate, agent or other representative of any of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information. Please revise to clarify whether the company, an affiliate thereof, or any unrelated third party has undertaken any discussions (formal or informal), negotiations, due diligence, evaluations and/or other similar activities, whether directly or indirectly with respect to a business combination transaction involving the company. We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to the Prospectus Cover Page and pages 1, 41, and 44 of Amendment No. 1, which reflect the revisions.
20.	Please clarify, in the forepart of the prospectus, whether the officers and directors can purchase units in the offering or in the open market.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 3 of Amendment No. 1, which reflects the revisions.
The Offering, page 4
21.	Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter’s option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

We call to the attention of the Commission the fact that there are no underwriters’ warrants in this offering. The only option held by any underwriter is the over-allotment option described on page 80. Therefore, the Registrant believes that no further revision to the Registration Statement is necessary.

22.	Please revise to indicate the amount of any advances made by the sponsors to cover offering expenses.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 32 of Amendment No. 1, which reflects the revisions.

23.	Revise to clarify whether there is any limit on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed.

The Registrant respectfully submits that it believes it has disclosed the limits on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed. Please see the 2nd paragraph of “Offering and sponsors’ warrants private placement proceeds . . .” on page 9. Therefore, the Registrant believes that no further revision to the Registration Statement is necessary.

24.	We note your cross-reference to the section “Use of Proceeds” in your summary section and numerous cross-references in your risk factor section. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 9 and 22 of Amendment No. 1, which reflect the revisions.

25.	Please revise to clarify whether the co-investment common stock will be voted in connection with the vote required to approve the initial business combination.

The Registrant respectfully notes that in the section entitled “Stockholders must approve our initial business combination” on page 11, the Registrant has provided that its public stockholders will vote to approve the initial business combination. Furthermore, the co-

investment common stock will not be voted in connection with the approval of the initial business combination because the issuance of co-investment common stock will not occur until immediately prior to the consummation of the business combination. The future holders of co-investment units will not be holders of record as of the record date.
26.	We note your statement that “we do not expect our independent directors to present investment and business opportunities to us.” We also note your statement in the risk factors section “our officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated ...” Please reconcile your statements.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 9 and 22 of Amendment No. 1, which reflect the revisions.
Dissolution and liquidation if no business combination, page 12
27.	Please revise the second sentence in the second paragraph to indicate “such time periods”.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to reconcile the statements as requested. Please refer to page 14 of Amendment No. 1, which reflects the revisions.

28.	We note your statements that “we expect that we will nonetheless continue to pursue stockholder approval for our dissolution” and “we expect that our board will, prior to such date, convene, adopt and recommend to our stockholders our dissolution and plan of distribution, and on such date file a proxy statement with the SEC seeking stockholder approval for such plan.” (Emphasis added). Please revise, throughout the prospectus, to address whether the corporation will pursue stockholder approval for dissolution and whether the board will convene, adopt and recommend the company’s dissolution and plan of distribution.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 14 and 15 of Amendment No. 1, which reflect the revisions.
Summary Financial Data, page 15
29.	Please reconcile the adjusted stockholders equity presented on pages 15 and 37 with the calculation of pro forma net tangible book value after the offering on page 36.

In response to the Staff’s comment, the Registrant has reconciled the numbers in the Registration Statement as requested. Please refer to pages 16 and 38 of Amendment No. 1, which reflect the revisions.

30.	Please revise the fourth paragraph to indicate the approximate dollar amount redeemed if 19.99% of the 37,500,000 shares are redeemed under the redemption rights.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 16 of Amendment No. 1, which reflects the revisions.
Risk Factors, page 16
31.	Please revise the introductory paragraph to move the last two sentences to a section following the risk factors section.

In response to the Staff’s comment, the Registrant has removed the last two sentences from the Registration Statement.
32.	Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. Some of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 19, 22, and 27 of Amendment No. 1, which reflect the revisions.

33.	Please revise risk factor 4 on page 17 to clarify the amount of funds needed to exempt the company from Rule 419.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 18 of Amendment No. 1, which reflects the revisions.

34.	Please revise risk factor 5 on page 17 to indicate the “certain circumstances” whereby Mr. Berggruen and Mr. Franklin may be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of certain prospective target businesses, vendors or other entities. Also clarify your term “certain prospective target business, vendors or other entities” to indicate what businesses, vendors and other entities are covered. (Emphasis added). We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 18 and 19 of Amendment No. 1, which reflect the revisions.

35.	In risk factor 7 on page 18, discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; (ii) the possibility that such waiver agreements may be deemed unenforceable by operation of law; and (iii) what debts, costs and expenses that will not be covered by the indemnity to be provided by certain insiders of the company.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 19 of Amendment No. 1, which reflects the revisions.

36.	Please revise risk factor 13 to identify your “sponsors”.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 22 of Amendment No. 1, which reflects the revisions.

37.	In risk factor 14 on page 21, please revise to address the risk being addressed.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested by removing the risk factor.

38.	In risk factor 17 on page 22, please disclose whether any of your officers or directors are currently affiliated or have been affiliated with a blank check company in the past.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 22 of Amendment No. 1, which reflects the revisions.

39.	In risk factor 27 on page 26, add disclosure contrasting the treatment of the warrants held by the public stockholders with that of the warrants held by the initial stockholders.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 26 of Amendment No. 1, which reflects the revisions.

40.	We note your statement, in risk factor 21, that ‘the net proceeds from this offering and the offering of the sponsors’ warrants will provide us with approximately $288.8 million ... ($328.8 million after the consummation of the co-investment ...” It appears to us that the company would have $338.8 million available after the co-investment. Please advise or revise as appropriate.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 24 of Amendment No. 1, which reflects the revisions.

41.	Please revise the risk factor on page 26, “You will not be able to exercise your warrants...” to clarify you have no obligation to settle the warrants in the absence of an effective registration statement and the warrants can expire unexercised or unredeemed.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 26 of Amendment No. 1, which reflects the revisions.

42.	Please provide a risk factor to discuss the company’s ability to redeem the warrants pursuant to section 6 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

The Registrant respectfully submits that the comment has been addressed by the risk factor entitled “You will not be able to exercise your warrants if we don’t have an effective registration statement in place when you desire to do so” on page 27 of the Amendment.

43.	In risk factor 31 on page 27, “[i]f we are deemed to be an investment company ...,” please revise the risk factor to explain why the company could be deemed an investment company.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 27 of Amendment No. 1, which reflects the revisions.

44.	Revise risk factor 32 to update the information to the latest practicable date.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 27 and 28 of Amendment No. 1, which reflect the revisions.

45.	Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Freedom Acquisition Holdings, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. It appears that risk factors 15, 16, 23, 35, and 36 are generic and should be revised, deleted or moved to another section of the prospectus as appropriate. Revise throughout this section as appropriate.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested by deleting risk factors 15, 16, 23 and 36 and amending risk factor 35. Please refer to page 28 of Amendment No. 1, which reflects the revisions.

Use of Proceeds, page 32
46.	Please revise footnote 2 to indicate the amount of offering expenses that have been paid from the advances received.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 32 of Amendment No. 1, which reflects the revisions.

47.	We note the statement at page 32 in footnote 3 that “these expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein.” Please revise this section to clearly discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 32 and 33 of Amendment No. 1, which reflect the revisions.
Dilution, page 35
48.	Please reconcile the offering costs of $50,000 presented on page 36 with the amount of deferred costs shown on the balance sheet.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 37 of Amendment No. 1, which reflects the revisions.

49.	We note your statement that “after giving effect to the sale of 6,250,000 co-investment shares ... representing an increase in net tangible book value of $1.98 per share to our founders and an immediate dilution of $6.02 per share or 24.8% to new investors not exercising their redemption rights.” Please advise us of your computations regarding the noted figures or revise as appropriate.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 36 of Amendment No. 1, which reflects the revisions.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Liquidity and Capital Resources, page 38
50.	Please disclose whether the company has had any discussions concerning raising additional funds.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 40 of Amendment No. 1, which reflects the revisions.

51.	We note your disclosure that if your estimate of the due diligence costs are underestimated then you may be required to raise additional capital. Please revise your liquidity section to address this possible need of additional funds and the potential sources of funds.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 40 of Amendment No. 1, which reflects the revisions.

Proposed Business, page 40 Management Expertise, page 40
52.	We note your discussion in the first full paragraph on page 41 addressing Jarden’s growth. Please revise to also indicate that the company has committed to not consider transactions that fit within Jarden’s publicly announced acquisition criteria unless Jarden has determined not to pursue the transaction.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 42 of Amendment No. 1, which reflects the revisions.
Effecting a Business Combination, page 42
53.	Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 44 of Amendment No. 1, which reflects the revisions.

54.	We note the disclosure that Mr. Berggruen and Mr. Franklin have agreed that they will be personally liable “to cover the potential claims made by such party but only if, and to the extent, that the claims would otherwise reduce the trust account proceeds payable to our public stockholders in the event o liquidation and the claims were made by a vendor for services rendered, or products sold, to us.” Revise to clearly state, throughout the prospectus, all circumstances whereby these individuals will be personally liable. In addition, please clarify the indemnification against claims by a target business or other entities. Please define the “vendors” in the indemnification provided by Mr. Berggruen and Mr. Franklin. Clearly describe throughout the prospectus the potential risk that a portion of the funds held in trust could be subject to third party claims.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 18, 44, and 51 of Amendment No. 1, which reflect the revisions.

55.	Please revise to address that to the extent the company does not obtain valid and enforceable waivers there is no assurance that the funds held in the trust account will protected from creditor claims. Also indicate, if true, that even if they execute such agreements that there is no assurance that creditors would be prevented from bringing claims against the trust.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 18, 44, and 51 of Amendment No. 1, which reflect the revisions.
Sources of target businesses, page 43
56.	On page 44, please identify the source of funds that will be used to pay finder’s fees. Consider adding this information to the use of proceeds table.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 45 of Amendment No. 1, which reflects the revisions.

57.	We note your statement that “our directors have no commitment to spend any time in identifying or performing due diligence on potential target businesses.” We also note your prior statement that “we expect that due diligence of prospective target businesses will be performed by some or all of our officers and directors ...” Please reconcile.

In response to the Staff’s comment, the Registrant has reconciled the two sentences in the Registration Statement as requested by clarifying that it expects that due diligence of prospective target business will be performed only by its officers, not its directors. Please refer to pages 33 and 45 of Amendment No. 1, which reflect the revisions.
58.	Also on page 44, you state “[i]n addition, none of our officers or directors will receive any finder’s fee, consulting fees or any similar fees from any person or entity in connection with any business combination involving us other than any compensation or fees that may be received for any services provided following such business combination.” Please describe the compensation or fees that might be received for services provided following a business combination. Clarify whether your officers and directors will take the offer the compensation or fees after the business combination into consideration when determining which acquisition transactions to pursue.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 45 of Amendment No. 1, which reflects the revisions.
Fair Market Value of Target Business or Businesses, page 45
59.	It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business unless the Board of Directors is unable to independently determine the fair market value.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to include the suggested risk factor. Please refer to pages 21 and 47 of Amendment No. 1, which reflect the revisions.
Redemption Rights, page 47
60.	Your disclosure indicates that you “anticipate” that “the funds to be distributed to stockholders who elect redemption will be distributed as promptly as practicable after consummation of a business combination.” Explain why you anticipate that the funds will be distributed promptly and why you have not disclosed that funds will be distributed promptly. We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to deleted the word “anticipate.” Please refer to page 50 of Amendment No. 1, which reflects the revisions.
Dissolution and Liquidation if no Business Combination, page 47
61.	We note your statement that “concurrently, we shall pay, or reserve for payment, from interest released to us form the trust account if available, our liabilities and obligations.” (Emphasis added). Please clarify what the company will do if there are not funds from interest released to cover the payment or reserve for payment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 19 and 50 of Amendment No. 1, which reflect the revisions.

62.	On page 48, you state “[t]he proceeds deposited in the trust account could, however, become subject to the claims of our creditors which could be prior to the claims of our public stockholders” (emphasis added). Please provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that the proceeds deposited in the trust account may become subject to the claims of its creditors which would be prior to the claims of the Registrant’s public stockholders.
63.	We note your disclosure that Mr. Berggruen and Mr. Franklin “will be personally liable under certain circumstances to ensure that the proceeds in the trust are not reduced by the claims of various vendors ...” Please clarify the circumstances in which they would and would not be liable to make payments.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 18, 44, and 51 of Amendment No. 1, which reflect the revisions.

64.	We note your statement, both here and in the risk factors section, that Mr. Berggruen and Mr. Franklin will be personally liable for claims of various vendors, claims of other parties including the claims of any prospective target. We also note your previous statement, in the Effecting a Business Combination section, which appears to limit the claims covered “to the extent, that the claims would otherwise reduce the trust account proceeds ... and the claims were made by a vendor for services rendered, or products sold, to us.” Please revise to reconcile your statements. Clarify whether the claims of other parities including the claims of prospective targets will be covered by Mr. Berggruen and Mr. Franklin.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 18, 44, and 51 of Amendment No. 1, which reflect the revisions.

65.	Disclosure indicates that you “anticipate” that your “instruction to the trustee would be given promptly after the later to occur of (i) the approval by our stockholders of our dissolution and plan of distribution or (ii) the effective date of such approved dissolution and plan of distribution.” Explain why you “anticipate” that the instruction would be given promptly and why you have not disclosed that the instruction will be given promptly. We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 52 of Amendment No. 1, which reflects the revisions.
Amended and Restated Certificate of Incorporation, page 50
66.	We note your statement that “the above-referenced requirements and restrictions included in our amended and restated certificate of incorporation may only be amended prior to consummation of a business combination upon the unanimous written consent of our stockholders.” We note your Articles of Incorporation indicate that “the affirmative vote of at least 80% in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote ... shall be required to amend, alter, repeal or adopt any provisions inconsistent with this Article FIFTH.” Revise your disclosure as appropriate.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 54 of Amendment No. 1, which reflects the revisions.
Comparison of this Offering to those of Blank Check Companies Subject to Rule 419, page 51
67.	In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders’ right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, “Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.” It appears that the shareholders’ right to the interest income from the trust is a separate issue from “Release of funds.” Please revise accordingly. Also revise the risk factor section as appropriate.
In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 56 of Amendment No. 1, which reflects the revisions.
Management, page 55
68.	If appropriate, please disclose Mr. Hauslein’s affiliation with Bally Total Fitness Holding Corp.

We have been advised by Mr. Hauslein that he is not presently affiliated with Bally Total Fitness Holding Corp. Therefore no disclosure is required to be included in the Registration Statement.

69.	If appropriate, please disclose Mr. Morey’s affiliation with Emerson Radio Corp.

We have been advised by Mr. Morey that he resigned as a director of Emerson Radio Corp. in March 2006. Therefore no disclosure is required to be included in the Registration Statement.
Conflicts of Interest, page 58
70.	On page 58, you state “[o]ur directors may have a conflict of interest in determining whether a particular target business is appropriate for us and our stockholders since two of our directors are affiliated with our founders, which will be subject to the lock-up agreement.” Please clarify this statement.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 63 of Amendment No. 1, which reflects the revisions.
Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 72
71.	Please tell us whether you received a tax opinion. We may have further comment.

We have been advised by the Registrant that it has not received a tax opinion.
Underwriting, page 75
72.	We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over allotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

The deferred portion of the underwriters’ compensation will become payable or not based solely on whether we complete an initial business combination, and not on the basis of any further selling efforts or other actions of the underwriters. Accordingly, we do not believe the existence of deferred compensation provisions is relevant to the application of Regulation M to this transaction. This offering is therefore no different from other underwritten public offerings in this respect. We do not believe it is customary for prospectus disclosure to describe when a distribution ends for Regulation M purposes, principally because such disclosure could do no more than recite the definitions in the rule itself and would not provide investors with information that would be meaningful or useful to them. Accordingly, we have not included the requested disclosure.
Financial Statements
73.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Registrant has noted the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.
Part II Exhibits
Exhibit 4.3
74.	In section 3.4 of your warrant agreement we note the disclosure stating you will not be obligated to settle for cash in the event you are unable to deliver registered securities. However you do not explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement. Please explain to us how you have considered this in evaluating the classification of the warrants and unit purchase option under the guidance in paragraph 17 of ElTF 00-19.

In response to the Staff’s comment, the Registrant and the Holders have agreed to amend Section 3.4 of the warrant agreement to rule out cash settlement obligations under any circumstances. The Registrant will file the amendment to the warrant agreement with or prior to the Registrant’s next amendment to the Registration Statement.
Exhibit 5.1
75.	Please file a copy of the executed legality opinion as an exhibit with your next amendment of the registration statement.

The Registrant will file a copy of the executed legality opinion as an exhibit with or prior to the Registrant’s next amendment to the Registration Statement.
Exhibit 23
76.	Provide a current consent of the independent accountant in any amendment.

The Registrant has provided a current consent of the independent accountant with this Amendment and will provide a current consent of the independent accountant in any future amendment.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned by telephone at 212-801-9323.

     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours, /S/ ALAN I. ANNEX, ESQ. Alan I. Annex, Esq.